

17018614

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2016 (MM/DD/YY) AND ENDING 01/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Fifth Avenue, 15th Floor
(No. and Street)

New York (City) — New York (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
(212) 869-8224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ALLISON M. LINDH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Associates, Inc., as of January 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Allison M. Lindh
Signature

Chief Operating Officer
Title

Katelyn Ciolino
Notary Public

KATELYN E. CIOLINO
Notary Public, State of New York
Registration #01CI6288826
Qualified in Kings County
Commission Expires August 6, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

For the Year Ended January 31, 2017

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 458075
248-559-4514

Independent Auditor's Report

Board of Directors
Liberty Associates, Inc.
36 West 44th Street
New York, NY 10036-8224

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Associates, Inc. as of January 31, 2017 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Liberty Associates, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Associates, Inc. as of January 31, 2017, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Liberty Associates, Inc. financial statements. Supplemental Information is the responsibility of Liberty Associates, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
April 13, 2017

INDEX

Liberty Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
As of January 31, 2017

ASSETS

CURRENT ASSETS		
Cash In Bank	$	1,847.00
Investments		63,905.00
Total Current Assets		65,752.00
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	65,752.00

Liberty Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
As of January 31, 2017

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Liabilities	$ 21,331.00
Total Current Liabilities	21,331.00
LONG-TERM LIABILITIES	
Note Payable	14,500.00
Total Long-Term Liabilities	$ 14,500.00
Total Liabilities	$ 35,831.00
STOCKHOLDER'S EQUITY	
Capital Stock, no par value, two hundred shares authorized, 100 shares issued and outstanding	5,000.00
Paid in Excess	120,000.00
Retained Earnings	(95,079.00)
Total Stockholder's Equity	29,921.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 65,752.00

Liberty Associates, Inc.
Statement Of Loss

	12 Months Ended January 31, 2017
REVENUES	
Commissions Earned	$ -
Other Income	-
Dividend & Interest Income	1,327.00
Other Loss NASD	(21,162.00)
Gain (loss) on security trading	8,817.00
Total Revenues	(11,018.00)
Operating Expenses	
Employee Compensation and ben	-
Floor brokerage, exchange and c	3,964.00
Communications and data process	1,416.00
Occupancy	2,232.00
Other expenses	10,525.00
Total Operating Expenses	18,137.00
Operating Loss	$ (29,155.00)

Liberty Associates, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended January 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (29,155.00)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	
Losses (Gains) on sales of Fixed Assets	
Decrease (Increase) in Operating Assets:	
Other	
Increase (Decrease) in	11,022.00
Operating Liabilities	
Accrued Liabilities	14,200.00
Total Adjustments	25,222.00
Net Cash Provided By (Used in) Operating Activities	$ (3,933.00)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	-
Net Cash Provided By (Used in) Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Borrowings	
Proceeds Paid in Surplus	-
Net Cash Provided By (Used in) Financing Activities	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,933.00)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,780.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,847.00

LIBERTY ASSOCIATES, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

At January 31, 2017

	Capital Stock	Paid-In Surplus	Retained Earnings	Total Equity
Balance - February 1, 2016	$5,000	$120,000	($65,923)	$59,077
				-
Increases (Decreases)				-
Capital Transactions	-0-	-0-	-0-	-0-
Net Income (Loss) for Y/E 1/31/17	-0-	- 0 -	(29,155)	(29,155)
Prior Year Adjustment			-1	-1
Balance as of January 31, 2017	$5,000	$120,000	($95,079)	$29,921

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIALSTATEMENTS
January 31, 2017

NOTE A SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position results of operation and cash flows are summarized below:

Organization

Liberty Associates, Inc. (the Company) was incorporated in the State of New York effective February 15, 1984. The Company has adopted a fiscal year ending January 31st.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under an exemption pursuant to exemptive provision under Rule 15c3-3(k)(1) limited business.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investment s with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the commission statements.

Income taxes

Effective February 15, 1984, the Company began operations. Federal income taxation occurs at the entity level.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accountant's audit report

LIBERTYASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2017

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 13, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B - CONCENTRATION OF CREDIT RISK

At January 31, 2017, the Corporation maintained a cash balance of $1,846.93 in a bank account. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000. and at January 31, 2017 is fully insured. The money market fund is unsecured. Accordingly, the Corporation is subject to credit risk from this concentration.

NOTE C - SIPC RECONCILIATION

SEA Rule I 7a-5(c)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from- membership forms. In circumstances where the broker-dealer repo1 ls $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule I 7a - 5(c)(4) because it is reporting less than $500,000 in gross revenue.

NOTE D - COMMITMENTS AND CONTINGENCIES

Liberty Associates, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E - FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at January 31, 2017 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
January 31, 2017		
Marketable Securities	$63,905	$63,905
Total	$63,905	$63,905

Fair values for sho1i-tem1 investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

NOTE F-FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2017

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Repo1ting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available- for-sales securities and foreign currency translation adjustment among others. During the year ended January 31, 2017, the Company did not have any components of Comprehensive Income to report.

Concentrations - Revenue

The Company has revenue concentrations; the company specializes in private placements of real estate.

NOTE G NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE H- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions under Rule 15c-3-3(k)(1) limited business.

LIBERTY ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2017

Instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows.

	Fair value at Reporting	Date Using
	Carrying Value	Fair Value
January 31, 2017		
Marketable Securities	$63,905	$63,905
Total	$63,905	$63,905

NOTE I - MONEY MARKET FUNDS AND MARKETABLE SECURJTIES

Cost and fair value of money market funds and marketable securities at January 31, 2017 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
January 31 2016				
Available for sale:				
Marketable Securities	40,067	23,848		63,905
Totals	40,067	23,848	0	63,905

The fair value of money market funds and market securities have been measured on a recurring basis using Level I inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended January 31, 2017

Liberty Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2017

Computation of Net Capital

Total Stockholder's equity:		$ 29,921.00
Non allowable assets:		
Property and equipment	0.00	
Accounts receivable other	0.00	0.00
Other Securities	0.00	
Exempted Securities	0.00	
Other Charges	1,575.00	
Haircuts	6,212.00	
Undue Concentration	0.00	(7,787.00)
Net allowable capital		$ 22,134.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 2,389
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$17,134

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 35,831
Percentage of aggregate indebtedness to net capital	89.31%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of January 31, 2016	$ 22,134.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	(0.00)
NCC per Audit	22,134.00
Reconciled Difference	$ (0.00)

Liberty Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year- ended January 31, 2017

Exemptive Provisions Rule 15c3-3

The Company operates under an exemption pursuant to exemptive provision under Rule 15c3-3 (k)(l)- limited business

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at February 1, 2016	$ -
Additions	
Reductions	
Balance of such claims at January 31, 2017	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended January 31, 2017

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

April 13, 2017

Board of Directors
Liberty Associates, Inc.
36 West 44th Street
Suite 1100
New York, NY 10036-8224

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Liberty Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Liberty Associates, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(i), and (2) Liberty Associates, Inc. stated that Liberty Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended January 31, 2017

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Liberty Associates, Inc.
36 West 44th Street
Suite 1100
New York, NY 10036-8224

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period February 1, 2016 to January 31 , 2017, which were agreed to by Liberty Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Liberty Associates, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Liberty Associates, Inc.'s management is responsible for Liberty Associates, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of February 1, 2016 through the January 31, 2017 (calendar year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Liberty Associates, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

April 13, 2017

LIBERTY ASSOCIATES, INC.

501 Fifth Avenue
NEW YORK, NY 10017
PHONE (212)869-8224 FAX (212)840-2540
MEMBER- FINRA and SIPC

April 13, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE January 31, 2017

Dear Mr. Richardson Jr:

Please be advised that Liberty Associates, Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of February 1, 2016 through January 31, 2017. Liberty Associates, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Liberty Associates, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, February 1, 2010.

Allison M. Lindh, is the Chief Operating Officer of Liberty Associates, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review January 31, 2017.

Allison M. Lindh has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Liberty Associates, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 869-8224.

Very truly yours,
LIBERTY ASSOCIATES INC.

By: Allison M. Lindh
Allison M. Lindh, Chief Operating Officer

AL:la
Enclosures